UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2012

Commission File Number: 1-33965

QUATERRA RESOURCES INC.
(Translation of registrant's name into English)

1100-1199 West Hastings Street
Vancouver, BC V6E 3T5 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[   ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

EXPLANATORY NOTE

Quaterra Resources, Inc. (the "Registrant") is furnishing this Report on Form 6-K solely to amend a decimal point in figure 22-04 on page 186 and the clarification of the estimated concentrate grade at the end of section 134 to the Exhibit 99.1 to the Registrant's Report on Form 6-K furnished November 2, 2012 with the Commission on EDGAR (the "Initial Report"). With the exception of decimal point changes and clarification of the estimated concentrate grade in Exhibit 99.1, the documents included as part of this Report are identical to those included as part of the Initial Report.

SUBMITTED HEREWITH

Exhibits

99.1	Form 43-101 - Technical Report Preliminary Economic Assessment for the Nieves Project Revision 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUATERRA RESOURCES INC.
(Registrant)

Date: December 28, 2012	By:	/s/ Scott B. Hean
Scott B. Hean

	Title:	Chief Financial Officer